Filed Pursuant to Rule 433

Registration No. 333-274977

Ameren Corporation

Pricing Term Sheet

February 26, 2026

Issue:	5.00% Senior Notes due 2036 (the “Notes”)
Principal Amount:	$400,000,000
Coupon (Interest Rate):	5.00% per annum
Maturity Date:	May 15, 2036
Benchmark Treasury:	4.125% due February 15, 2036
Benchmark Treasury Price:	100-26+
Benchmark Treasury Yield:	4.023%
Spread to Benchmark Treasury:	+100 basis points
Re-offer Yield:	5.023%
Offering Price (Issue Price):	99.802% of the principal amount
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2026
Optional Redemption:	Prior to February 15, 2036 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

Right to Redeem for Tax Credit Event:	Redeemable upon the occurrence of a Tax Credit Event, in whole but not in part, at 101% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date (provided, that the related notice of redemption must be sent no later than December 31, 2026).
Expected Ratings (Moody’s/S&P)*:	Baa1 (Stable) / BBB (Stable)
Trade Date:	February 26, 2026
Settlement Date:	March 4, 2026 (T+4)**
CUSIP / ISIN:	023608 AS1 / US023608AS14
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

The terms “Treasury Rate” and “Tax Credit Event” have the respective meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated February 26, 2026.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**It is expected that delivery of the Notes will be made against payment therefor on or about the Settlement Date specified above, which will be the fourth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes initially are expected to settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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